Exhibit 99(f)

CONSOLIDATED FINANCIAL STATEMENTS
With Report of Independent Registered Public Accounting Firm

SOUTHERN NATURAL GAS COMPANY, L.L.C.

As of December 31, 2019 and 2018 and
For the Years Ended December 31, 2019, 2018 and 2017

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Southern Natural Gas Company, L.L.C.
Houston, Texas
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Southern Natural Gas Company, L.L.C. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
We also have audited the adjustments to the 2017 consolidated financial statements to retrospectively reflect the change in accounting for retirement benefits described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of Southern Natural Gas Company L.L.C. other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Significant Transactions with Related Parties
As discussed in Note 6 to the consolidated financial statements, the Company has entered into significant transactions with related parties.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2018.

Houston, Texas
February 14, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Southern Natural Gas Company, L.L.C.

Opinion on the Financial Statements

We have audited the consolidated statements of income, of cash flows and of members’ equity of Southern Natural Gas Company, L.L.C. and its subsidiary (the “Company”) for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the change in accounting for retirement benefits described in Note 2. In our opinion, the consolidated financial statements for the year ended December 31, 2017, before the effects of the adjustments to retrospectively reflect the change in accounting for retirement benefits described in Note 2, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America (the 2017 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in accounting for retirement benefits described in Note 2 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 6 to the consolidated financial statements, the Company has entered into significant transactions with related parties.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 15, 2018

We served as the Company’s auditor from 2012 to 2018.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In Millions)

	Year Ended December 31,
	2019	2018	2017
Revenues	$630	$604	$544

Operating Costs and Expenses
Operations and maintenance	142	139	146
Depreciation and amortization	82	82	85
General and administrative	34	36	34
Taxes, other than income taxes	37	37	37
Total Operating Costs and Expenses	295	294	302

Operating Income	335	310	242

Other Income (Expense)
Earnings from equity investment	8	9	8
Interest, net	(66)	(65)	(69)
Other, net	3	7	(6)
Total Other Expense	(55)	(49)	(67)

Net Income	$280	$261	$175

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In Millions)

	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$1	$10
Accounts receivable, net	33	32
Accounts receivable from affiliates	18	19
Inventories	19	19
Regulatory assets	12	23
Other current assets	2	1
Total current assets	85	104

Property, plant and equipment, net	2,570	2,606
Investment	66	65
Regulatory assets	20	22
Deferred charges and other assets	72	34
Total Assets	$2,813	$2,831

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Current portion of debt	$—	$—
Accounts payable	15	28
Accounts payable to affiliates	13	24
Accrued interest	19	17
Accrued taxes, other than income taxes	21	19
Capital payment obligation (Note 8)	142	—
Other current liabilities	17	15
Total current liabilities	227	103

Long-term liabilities and deferred credits
Long-term debt, net of debt issuance costs	1,214	1,103
Capital payment obligation (Note 8)	—	142
Other long-term liabilities and deferred credits	86	70
Total long-term liabilities and deferred credits	1,300	1,315
Total Liabilities	1,527	1,418

Commitments and contingencies (Note 9)
Members' Equity	1,286	1,413
Total Liabilities and Members' Equity	$2,813	$2,831

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions)

	Year Ended December 31,
	2019	2018	2017
Cash Flows From Operating Activities
Net income	$280	$261	$175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82	82	85
Earnings from equity investment	(8)	(9)	(8)
Other non-cash items	(2)	(5)	1
Distributions from equity investment earnings	7	7	6
Changes in components of working capital:
Accounts receivable	—	3	8
Regulatory assets	12	(21)	2
Accounts payable	(11)	6	1
Accrued taxes, other than income	2	(1)	(2)
Regulatory liabilities	(1)	(11)	12
Other current assets and liabilities	(1)	3	1
Other long-term assets and liabilities	(26)	21	50
Net Cash Provided by Operating Activities	334	336	331

Cash Flows From Investing Activities
Capital expenditures	(47)	(111)	(53)
Other, net	—	(4)	(5)
Net Cash Used in Investing Activities	(47)	(115)	(58)

Cash Flows From Financing Activities
Issuances of debt	247	175	570
Payments of debt	(135)	(188)	(659)
Debt issuance costs	(1)	—	(4)
Contributions from Members	3	98	108
Distributions to Members	(410)	(300)	(288)
Net Cash Used in Financing Activities	(296)	(215)	(273)

Net Change in Cash and Cash Equivalents	(9)	6	—
Cash and Cash Equivalents, beginning of period	10	4	4
Cash and Cash Equivalents, end of period	$1	$10	$4

Non-cash Investing Activities
Right of use assets and operating lease obligations recognized	$17
Net increase in property, plant and equipment accruals		$152

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$64	$63	$69

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
(In Millions)

	Year Ended December 31,
	2019	2018	2017
Beginning Balance	$1,413	$1,354	$1,359
Net income	280	261	175
Contributions	3	98	108
Distributions	(410)	(300)	(288)
Ending Balance	$1,286	$1,413	$1,354

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN NATURAL GAS COMPANY, L.L.C. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

We are a Delaware limited liability company, originally formed in 1935 as a corporation. When we refer to “us,” “we,” “our,” “ours,” “the Company,” or “SNG,” we are describing Southern Natural Gas Company, L.L.C and its consolidated subsidiary.

The Members' interests in us are as follows:

•50.0% - Kinder Morgan SNG Operator, LLC, an indirect subsidiary of Kinder Morgan, Inc. (KMI); and
•50.0% - Evergreen Enterprise Holdings, LLC, an indirect subsidiary of The Southern Company (TSC).

Our operations are regulated by the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. The FERC approves tariffs that establish rates, cost recovery mechanisms and other terms and conditions of service to our customers.

Our primary business consists of the interstate transportation and storage of natural gas. Our natural gas pipeline system consists of approximately 6,930 miles of pipeline with a design capacity of approximately 4.4 billion cubic feet (Bcf) per day for natural gas. This pipeline system extends from supply basins in Louisiana, Mississippi and Alabama to market areas in Louisiana, Mississippi, Alabama, Florida, Georgia, South Carolina and Tennessee, including the metropolitan areas of Atlanta and Birmingham. We also own and operate 100% of the Muldon storage facility in Monroe County, Mississippi and own a 50% interest in Bear Creek Storage Company, L.L.C. (Bear Creek) in Bienville Parish, Louisiana. Bear Creek is a joint venture equally owned by us and Tennessee Gas Pipeline Company, L.L.C. (TGP), an affiliate. Our interest in Bear Creek and the Muldon storage facility have a combined working natural gas storage capacity of approximately 66 Bcf and peak withdrawal capacity of approximately 1.2 Bcf per day.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our accompanying consolidated financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the single source of United States Generally Accepted Accounting Principles (GAAP) and referred to in this report as the Codification. Additionally, certain amounts from prior years have been reclassified to conform to the current presentation.

Management has evaluated subsequent events through February 14, 2020, the date the financial statements were available to be issued.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity. The determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment. All significant intercompany items have been eliminated in consolidation.

Adoption of New Accounting Pronouncement

Effective January 1, 2019, we adopted Accounting Standards Updates (ASU) No. 2016-02, “Leases (Topic 842)” and the series of related Accounting Standards Updates that followed (collectively referred to as “Topic 842”). The most significant changes under the new guidance include the clarification of the definition of a lease, the requirement for lessees to recognize a Right-of-Use (ROU) asset and a lease liability in the balance sheet, and additional quantitative and qualitative disclosures which are designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

We elected the practical expedients available to us under ASU No. 2018-11 "Lease: Targeted Improvements," which allows us to apply the transition provision for Topic 842 at our adoption date instead of at the earliest comparative period presented in our Consolidated Financial Statements. Therefore, we recognized and measured leases existing at January 1, 2019 but without retrospective application. In addition, we elected the practical expedient permitted under the transition guidance related to land easements which allows us to carry forward our historical accounting treatment for land easements on existing agreements upon adoption. We also elected all other available practical expedients except the hindsight practical expedient. The impact of Topic 842 on our Consolidated Balance Sheets was a $17 million ROU asset and related liability balances as of January 1, 2019. Amounts recognized in the accompanying Consolidated Balance Sheet are as follows (in millions):

Lease Activity	Balance sheet location	December 31, 2019
ROU assets	Deferred charges and other assets	$15
Short-term lease liabilities	Other current liabilities	2
Long-term lease liabilities	Other long-term liabilities and deferred credit	13

On January 1, 2018, we adopted ASU No. 2017-07, “Compensation - Retirement Benefits (Topic 715).” This ASU requires an employer to disaggregate the service cost component from the other components of net benefit cost, allows only the service cost component of net benefit cost to be eligible for capitalization and establishes how to present the service cost component and the other components of net benefit cost in the income statement. Topic 715 required us to retrospectively reclassify $4 million of other components of net benefit credits (excluding the service cost component) from “General and administrative” to “Other, net” in our accompanying Consolidated Statement of Income for the year ended December 31, 2017. We prospectively applied Topic 715 related to net benefit costs eligible for capitalization.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our consolidated financial statements.

Cash Equivalents

We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable, net

We establish provisions for losses on accounts receivable due from shippers and operators if we determine that we will not collect all or part of the outstanding balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method. The allowance for doubtful accounts as of December 31, 2019 and 2018 was not significant.

Inventories

Our inventories, which consist of materials and supplies, are valued at weighted-average cost, and we periodically review for physical deterioration and obsolescence.

Natural Gas Imbalances

Natural gas imbalances occur when the amount of natural gas delivered from or received by a pipeline system or storage facility differs from the scheduled amount of gas to be delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind, subject to the terms of our FERC tariff. Imbalances due from others are reported on our accompanying Consolidated Balance Sheets in “Other current assets.” Imbalances owed to others are reported on our accompanying Consolidated Balance Sheets in “Other current liabilities.” We classify all imbalances due from or owed to others as current as we expect to settle them within a year.

Property, Plant and Equipment, net

Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that first placed the asset in utility service. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Our indirect construction costs primarily include an interest and equity return component (as more fully described below) and labor and related costs associated with supporting construction activities. The indirect capitalized labor and related costs are based upon estimates of time spent supporting construction projects. We expense costs for routine maintenance and repairs in the period incurred.

We use the composite method to depreciate property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. The FERC-accepted depreciation rate is applied to the total cost of the group until the net book value equals the salvage value. For certain general plant, the asset is depreciated to zero. As part of periodic filings with the FERC, we also re-evaluate and receive approval for our depreciation rates. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original cost of the assets in addition to the cost to remove, sell or dispose of the assets, less salvage value. We do not recognize gains or losses unless we sell land or an entire operating unit (as approved by the FERC).

Included in our property balances are base gas and working gas at our storage facilities. We periodically evaluate natural gas volumes at our storage facilities for gas losses. When events or circumstances indicate a loss has occurred, we recognize a loss on our accompanying Consolidated Statements of Income or defer the loss as a regulatory asset on our accompanying Consolidated Balance Sheets if deemed probable of recovery through future rates charged to customers.

We capitalize a carrying cost (an allowance for funds used during construction or AFUDC) on debt and equity funds related to the construction of long-lived assets. This carrying cost consists of a return on the investment financed by debt and a return on the investment financed by equity. The debt portion is calculated based on our average cost of debt. Interest costs capitalized are included as a reduction in “Interest, net” on our accompanying Consolidated Statements of Income. The equity portion is calculated based on our most recent FERC approved rate of return. Equity amounts capitalized are included in “Other, net” on our accompanying Consolidated Statements of Income. The amounts of capitalized AFUDC were not significant for the years ended December 31, 2019, 2018 and 2017.

Asset Retirement Obligations (ARO)

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired.  Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets.  The liabilities are eventually extinguished when the asset is taken out of service.

We are required to operate and maintain our natural gas pipelines and storage systems, and intend to do so as long as supply and demand for natural gas exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for the substantial majority of our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. We had no ARO and insignificant ARO recorded as of December 31, 2019 and 2018, respectively.

Asset and Investment Impairments

We evaluate our assets and investments for impairment when events or circumstances indicate that their carrying values may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset or investment and adverse changes in market conditions or in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying value based on either (i) the long-lived asset's ability to generate future cash flows on an undiscounted basis or (ii) the fair value of the investment in an unconsolidated affiliate. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.

Our fair value estimates are based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no impairments for the years ended December 31, 2019, 2018, and 2017.

Equity Method of Accounting

We account for investments, which we do not control, but do have the ability to exercise significant influence using the equity method of accounting. Under this method, our equity investments are carried originally at our acquisition cost, increased by our proportionate share of the investee’s net income and by contributions made, and decreased by our proportionate share of the investee’s net losses and by distributions received.

Revenue Recognition

Revenue from Contracts with Customers

Beginning in 2018, we account for revenue from contracts with customers in accordance with ASU No. 2014-09, “Revenue from Contracts with Customers” and a series of related accounting standard updates (Topic 606). The unit of account in Topic 606 is a performance obligation, which is a promise in a contract to transfer to a customer either a distinct good or service (or bundle of goods or services) or a series of distinct goods or services provided over a period of time. Topic 606 requires that a contract’s transaction price, which is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, is to be allocated to each performance obligation in the contract based on relative standalone selling prices and recognized as revenue when (point in time) or as (over time) the performance obligation is satisfied.

Our revenues are primarily generated from the transportation and storage of natural gas under firm service customer contracts with take-or-pay elements (principally for capacity reservation) where both the price and quantity are fixed. Generally, for these contracts: (i) our promise is to transfer (or stand ready to transfer) a series of distinct integrated services over a period of time, which is a single performance obligation; (ii) the transaction price includes fixed and/or variable consideration which is determinable at contract inception and/or at each month end based on our right to invoice at month end for the value of services provided to the customer that month; and (iii) the transaction price is recognized as revenue over the service period specified in the contract as the services are rendered. In these arrangements, the customer is obligated to pay for services associated with its take-or-pay obligation regardless of whether or not the customer chooses to utilize the service in that period. Because we make the service continuously available over the service period, we recognize the take-or-pay amount as revenue ratably over the period based on the passage of time.

The natural gas we receive under our transportation and storage contracts remains under the control of our customers. In many cases, generally described as firm service, the customer generally pays a two-part transaction price that includes (i) a fixed fee reserving the right to transport or store natural gas in our facilities up to contractually specified capacity levels (referred to as “reservation”) and (ii) a fee-based per-unit rate for quantities of natural gas actually transported or injected into/withdrawn from storage. In our firm service contracts we generally promise to provide a single integrated service each day over the life of the contract, which is fundamentally a stand-ready obligation to provide services up to the customer’s reservation capacity prescribed in the contract. Our customers have a take-or-pay payment obligation with respect to the fixed reservation fee component, regardless of the quantities they actually transport or store. In other cases, generally described as interruptible service, there is no fixed fee associated with these transportation and storage services because the customer accepts the possibility that service may be interrupted at our discretion in order to serve customers who have firm service contracts. We do not have an obligation to perform under interruptible customer arrangements until we accept and schedule the customer’s request for periodic service. The customer pays a transaction price on a fee-based per-unit rate for the quantities actually transported or injected into/withdrawn from storage.

Refer to Note 7 for further information.

Revenue Recognition Policy prior to January 1, 2018

Prior to the implementation of Topic 606, we estimated our earned but unbilled revenues from natural gas transportation and storage services based on contract data, regulatory information, and preliminary throughput and allocation measurements, among other items. Revenues for all services were based on the thermal quantity of gas delivered or subscribed at a price specified in the contract. We recognized reservation revenues on firm contracted capacity ratably over the contract period regardless of the amount of natural gas that was transported or stored. For interruptible or volumetric-based services, we recorded revenues when physical deliveries of natural gas were made at the agreed upon delivery point or when the gas was injected or withdrawn from the storage facility. For contracts with step-up or step-down rate provisions that were not related to changes in levels of service, we recognized reservation revenues ratably over the contract life.

Environmental Matters

We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as part of the construction of facilities we use in our business operations. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims we may have against others. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable. For more information on our environmental matters, see Note 9.

Postretirement Benefits

We maintain a postretirement benefit plan covering certain of our former employees that we have made contributions to in the past. These contributions are invested until the benefits are paid to plan participants. The net benefit cost of this plan is recorded on our accompanying Consolidated Statements of Income and is a function of many factors including expected returns on plan assets and amortization of certain deferred gains and losses. For more information on our policies with respect to our postretirement benefit plan, see Note 5.

In accounting for our postretirement benefit plan, we record an asset or liability based on the difference between the fair value of the plan's assets and the plan's benefit obligation. Any deferred amounts related to unrecognized gains and losses or changes in actuarial assumptions are recorded on our Consolidated Balance Sheets as a regulatory asset or liability until those gains or losses are recognized on our accompanying Consolidated Statements of Income.

Debt

We classify our debt based on the contractual maturity dates of the underlying debt instruments. We defer costs associated with debt issuance over the applicable term. These costs are then amortized as interest expense on our accompanying Consolidated Statements of Income.

Income Taxes

We are a limited liability company that is treated as a partnership for income tax purposes and are not subject to federal or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our Consolidated Financial Statements. The tax effect of our activities accrue to our Members who report on their individual federal income tax returns their share of revenues and expenses.

Fair Value

The fair values of our financial instruments are separated into three broad levels (Levels 1, 2 and 3) based on our assessment of the availability of observable market data and the significance of non-observable data used to determine fair value. We assign each fair value measurement to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety. Recognized valuation techniques utilize inputs such as contractual prices, quoted market prices or rates, and discount factors. These inputs may be either readily observable or corroborated by market data.

Regulatory Assets and Liabilities

Our interstate natural gas pipeline and storage operations are subject to the jurisdiction of the FERC and are accounted for in accordance with Accounting Standards Codification Topic 980, “Regulated Operations.” Under these standards, we record regulatory assets and liabilities that would not be recorded for non-regulated entities. Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges and credits that are expected to be recovered from or returned to customers through the ratemaking process. Items to which we apply regulatory accounting requirements include certain postretirement benefit plan costs, losses on reacquired debt, taxes related to an equity return component on regulated capital projects prior to our change in legal structure to a non taxable entity, certain differences between gas retained and gas consumed in operations, amounts associated with the Tax Cuts and Jobs Act of 2017 (2017 Tax Reform) and other costs included in, or expected to be included in, future rates. For more information on our regulated operations, see Note 8.

3. Property, Plant and Equipment, net

Our property, plant and equipment, net consisted of the following (in millions, except for %):

	Annual	December 31,
	Depreciation Rates %	2019	2018
Transmission and storage facilities	1.43 - 2.00	$3,970	$3,927
General plant	3.33 - 20.0	18	19
Intangible plant	5.0 - 10.0	21	24
Other		116	108
Accumulated depreciation and amortization(a)		(1,576)	(1,507)
		2,549	2,571
Land		14	14
Construction work in progress		7	21
Property, plant and equipment, net		$2,570	$2,606
_______________

(a)	The composite weighted average depreciation rates for the years ended December 31, 2019 and 2018 were approximately 2.1% and 2.2%, respectively.

4. Debt

The following table summarizes the net carrying value of our outstanding unsecured debt (in millions):

	December 31,
	2019	2018
4.40% Notes due June 2021	$300	$300
7.35% Notes due February 2031	153	153
8.00% Notes due March 2032	258	258
4.80% Senior Notes due March 2047	500	400
	1,211	1,111
Less: Unamortized (premium) discount and debt issuance costs	(3)	8
Total debt	1,214	1,103
Less: Current portion of debt	—	—
Total long-term debt	$1,214	$1,103

Debt Issuance

On November 12, 2019, we re-opened our existing 4.80% senior notes due March 2047 and issued an incremental $100 million (to increase the principal amount outstanding to $500 million) for proceeds of approximately $112 million less approximately $1 million in fees and issuance expenses.

Our notes are redeemable in whole or in part, at our option at any time, at a redeemable price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date plus a make-whole premium.  The stated interest rate on each note is fixed at the level included in the chart above and payable based on a payment schedule set forth in the underlying agreement.

Credit Facility

Effective September 1, 2016, we entered into a $75 million, unsecured, 5-year revolving credit facility (Credit Facility). The facility is with a syndicate of financial institutions with Barclays Bank PLC as the administrative agent. Borrowings under our Credit Facility can be used for working capital and other general corporate purposes.

Our Credit Facility borrowings bear interest at either (i) London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from 0.875% to 1.50% per annum based on our credit ratings or (ii) the greatest of the (a) Federal Funds Effective rate plus ½ of 1%, (b) the Prime Rate in effect for such day, and (c) the LIBOR rate for a one-month Eurodollar loan plus 1%, plus, in each case, an applicable margin ranging from nil to 1.5%. In addition, we have agreed to pay the administrative agent a commitment fee, based on our credit rating, ranging from 0.075% to 0.200%.

Our Credit Facility includes the following restrictive covenants:

•	total debt divided by earnings before interest, income taxes, depreciation and amortization may not exceed 5.00 to 1.00;

•	certain limitations on indebtedness, including payments and amendments;

•	certain limitations on entering into mergers, consolidations, sales of assets and investments;

•	limitations on granting liens; and

•	prohibitions on making any distributions if an event of default exists or would exist upon making such a distribution.

Debt Covenants

Under our various other financing documents, we are subject to certain restrictions and covenants. The most restrictive of these include limitations on the incurrence of liens and limitations on sale-leaseback transactions. For the years ended December 31, 2019, 2018, and 2017, we were in compliance with our debt-related covenants.

Fair Value of Financial Instruments

The carrying value and estimated fair value of our outstanding debt balances is disclosed below (in millions):

	As of December 31,
	2019		2018
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Total debt	$1,214	$1,440	$1,103	$1,190

We used Level 2 input values to measure the estimated fair value of our outstanding debt balance as of both December 31, 2019 and 2018.

5. Retirement Benefits

Pension and Retirement Savings Plans

KMI maintains a pension plan and a retirement savings plan covering substantially all of its U.S. employees, including certain of our former employees. The benefits under the pension plan are determined under a cash balance formula. Under its retirement savings plan, KMI contributes an amount equal to 5% of participants’ eligible compensation per year. KMI is responsible for benefits accrued under its plans and allocates certain costs based on a benefit allocation rate applied on payroll charged to its affiliates.

Postretirement Benefits Plan

We provide postretirement benefits, including medical benefits for a closed group of retirees. Medical benefits for pre-age 65 participants of this closed group may be subject to deductibles, co-payment provisions, dollar caps and other limitations on the amount of employer costs, and are subject to further benefit changes by KMI, the plan sponsor. Post-age 65 Medicare eligible participants are provided a fixed subsidy to purchase coverage through a retiree Medicare exchange. In addition, certain former employees continue to receive limited postretirement life insurance benefits. Our postretirement benefit plan costs were prefunded and were recoverable under prior rate case settlements. Currently, there is no cost recovery or related funding that is required as part of our current FERC approved rates, however, we can seek to recover any funding shortfall that may be required in the future. We do not expect to make any contributions to our postretirement benefit plan in 2020 and there were no contributions made in 2019, 2018, and 2017.

Postretirement Benefit Obligation, Plan Assets and Funded Status

Our postretirement benefit obligations and net benefit costs are primarily based on actuarial calculations. We use various assumptions in performing these calculations, including those related to the return that we expect to earn on our plan assets, the estimated cost of health care when benefits are provided under our plan and other factors. A significant assumption we utilize is the discount rates used in calculating the benefit obligations. The discount rate used in the measurement of our postretirement benefit obligation is determined by matching the timing and amount of our expected future benefit payments for our postretirement benefit obligation to the average yields of various high-quality bonds with corresponding maturities. The service and interest cost components of net periodic benefit cost (credit) for our other postretirement benefit plan are estimated by utilizing a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows.

The table below provides information about our postretirement benefit plan as of and for each of the listed periods (in millions):

	Year Ended December 31,
	2019	2018
Change in plan assets:
Fair value of plan assets - beginning of period	$55	$60
Actual return on plan assets	9	(2)
Benefits paid	(2)	(3)
Fair value of plan assets - end of period	$62	$55
Change in postretirement benefit obligation:
Postretirement benefit obligation - beginning of period	$23	$27
Interest cost	1	1
Actuarial loss (gain)	1	(2)
Benefits paid	(2)	(3)
Postretirement benefit obligation - end of period	$23	$23
Reconciliation of funded status:
Fair value of plan assets	$62	$55
Less: Postretirement benefit obligation	23	23
Net asset at December 31(a)	$39	$32
_______________

(a)	Net asset amounts are included in “Deferred charges and other assets” on our accompanying Consolidated Balance Sheets.

Plan Assets

The primary investment objective of our plan is to ensure that, over the long-term life of the plan, an adequate pool of sufficiently liquid assets exists to meet the benefit obligations to retirees and beneficiaries. Investment objectives are long-term in nature covering typical market cycles. Any shortfall of investment performance compared to investment objectives is generally the result of economic and capital market conditions. Although actual allocations vary from time to time from our targeted allocations, the target allocations of our postretirement plan’s assets are 60% equity and 40% fixed income.

Below are the details of the postretirement benefit plan assets by class and a description of the valuation methodologies used for assets measured at fair value.

▪
Level 2 assets' fair values are primarily based on pricing, data representative of quoted prices for similar assets in active markets (or identical assets in less active markets). Included in this are short term investment funds which are valued at cost plus calculated interest; and

▪
Plan assets with fair values that are based on the net asset value per share, or its equivalent (NAV), as reported by the issuers are determined based on the fair value of the underlying securities as of the valuation date and include common collective trusts. The plan assets measured at NAV are not categorized within the fair value hierarchy described above, but are separately identified in the table below.

Listed below are the fair values of the plan's assets that are recorded at fair value by class and categorized by fair value measurement used at December 31, 2019 and 2018 (in millions):

	2019	2018
Investment within fair value hierarchy: Short-term investment fund (money market) measured at Level 2	$1	$—
Investments measured at NAV(a)	61	55
Investments at fair value	$62	$55
_______________

(a)	Plan assets for which fair value was measured using NAV as a practical expedient.

Expected Payment of Future Benefits

As of December 31, 2019, we expect the following benefit payments under our plan (in millions):

Year	Total
2020	$2
2021	2
2022	2
2023	2
2024	2
2025 - 2029	8

Actuarial Assumptions and Sensitivity Analysis

Postretirement benefit obligations and net benefit costs are based on actuarial estimates and assumptions. The following table details the weighted average actuarial assumptions used in determining our postretirement plan obligations and net benefit costs.

	2019	2018	2017
	(%)
Assumptions related to benefit obligations at December 31:
Discount rate	3.01	4.14	3.45
Assumptions related to benefit costs for the year ended December 31:
Discount rate for benefit obligations	4.14	3.45	3.63
Discount rate for interest on benefit obligations	3.81	3.03	2.93
Expected return on plan assets(a)	6.50	7.25	7.00
_______________

(a)
The expected return on plan assets listed in the table above is a pre-tax rate of return based on our portfolio of investments. We utilize an after-tax expected return on plan assets to determine our benefit costs, which is based on unrelated business income taxes with a weighted average rate of 27%, 21%, and 21%, respectively, for 2019, 2018, and 2017.

Actuarial estimates for our postretirement benefits plan assume an annual increase in the per capita costs of covered health care benefits; the initial annual rate of increase is 5.83% which gradually decreases to 4.54% by the year 2038. A one-percentage point change in assumed health care trends would not have had a significant effect on the postretirement benefit obligation or interest costs as of and for the years ended December 31, 2019, 2018, and 2017.

Components of Net Benefit Income

The components of net benefit costs (income) are as follows (in millions):

	Year Ended December 31,
	2019	2018	2017
Interest cost	$1	$1	$1
Expected return on plan assets	(2)	(3)	(3)
Amortization of prior service credit	(2)	(2)	(2)
Net benefit credit	$(3)	$(4)	$(4)

6. Related Party Transactions

Affiliate Balances and Activities

We do not have employees and are operated by an indirect subsidiary of KMI; therefore, KMI employees provide services to us. We have an Operations and Management Agreement (O&M Agreement) with Kinder Morgan SNG Operator, LLC, a subsidiary of KMI, whereby we reimburse KMI monthly for direct operating expenses incurred on our behalf and pay a fixed annual fee for general and administrative costs. The fixed fee for the years ended December 31, 2019, 2018 and 2017 were $31 million, $31 million, and $30 million and are reflected in the “General and administrative” line in the table below. The fixed fee will continue to be $31 million for 2020, and is subject to review and approval for each of the next four years pursuant to the O&M Agreement.

The following table shows revenues and costs from our affiliates (in millions):

	Year Ended December 31,
	2019	2018	2017
Revenues	$223	$201	$200
Operations and maintenance	103	104	90
General and administrative	31	31	30
Capitalized costs	7	15	9

As of December 31, 2019 and 2018, we had approximately $1 million of natural gas imbalance payable with our affiliates which are included in “Other current liabilities” on our accompanying Consolidated Balance Sheets.

Subsequent Event

In January 2020, we made a cash distribution to our Members of approximately $4 million. We received contributions from our Members of $142 million which was used to pay the "Capital payment obligation" on our accompanying Consolidated Balance Sheets.

7. Revenue Recognition

Disaggregation of Revenues

The following table presents our revenues disaggregated by revenue source and type of revenue for each revenue source (in millions):

	Year Ended December 31,
	2019	2018
Revenue from contracts with customers
Services
Firm services(a)	$567	$540
Fee-based services	61	67
Total services revenue	628	607
Other revenue	2	(3)
Total revenues	$630	$604
___________

(a)	Represents reservation charge revenue.

Contract Balances

Contract assets and contract liabilities are the result of timing differences between revenue recognition, billings and cash collections. As of December 31, 2019 and 2018, our contract asset balances were $16 million and zero, respectively. As of December 31, 2019 and 2018, our contract liability balances were approximately $2 million and $1 million, respectively. Of the contract liability balance at December 31, 2018, less than $1 million was recognized as revenue during the year ended December 31, 2019.

Revenue Allocated to Remaining Performance Obligations

The following table presents our estimated revenue allocated to remaining performance obligations for contracted revenue that has not yet been recognized, representing our “contractually committed” revenue as of December 31, 2019 that we will invoice or transfer from contract liabilities and recognize as revenue in future periods (in millions):

Year	Estimated Revenue
2020	$548
2021	463
2022	304
2023	249
2024	214
Thereafter	1,247
Total	$3,025

Our contractually committed revenue, for purposes of the tabular presentation above, is limited to service customer contracts which have fixed pricing and fixed volume terms and conditions, generally including contracts with take-or-pay or minimum volume commitment payment obligations. Our contractually committed revenue amounts generally exclude, based on the following practical expedients that we elected to apply, remaining performance obligations for: (i) contracts with index-based pricing or variable volume attributes in which such variable consideration is allocated entirely to a wholly unsatisfied performance obligation and (ii) contracts with an original expected duration of one year or less.

Major Customers

For the year ended December 31, 2019, revenues from our largest affiliated and non-affiliated customers were approximately $216 million and $101 million, respectively, each of which exceeded 10% of our revenues. For the year ended December 31, 2018, revenues from our largest affiliated and non-affiliated customers were approximately $194 million and $94 million, respectively, each of which exceeded 10% of our revenues. For the year ended December 31, 2017 revenues from our largest affiliated and non-affiliated customers were approximately $192 million and $93 million, respectively, each of which exceeded 10% of our revenues.

8. Accounting for Regulatory Activities

Regulatory Assets and Liabilities

Regulatory assets and liabilities represent probable future revenues or expenses associated with certain charges and credits that will be recovered from or returned to customers through the ratemaking process. In instances where we receive recovery in tariff rates related to losses on dispositions of operating units, we record a regulatory asset for the estimated recoverable amount. As of December 31, 2019, the regulatory assets are being recovered in our rates, without earning a return, over a period of approximately one year to 29 years. Below are the details of our regulatory assets and liabilities as of (in millions):

	December 31,
	2019	2018
Current regulatory assets
Difference between gas retained and gas consumed in operations	$11	$22
Other	1	1
Total current regulatory assets	12	23
Non-current regulatory assets
Taxes on capitalized funds used during construction	12	12
Unamortized loss on reacquired debt	7	8
Other	1	2
Total non-current regulatory assets	20	22
Total regulatory assets	$32	$45

Current regulatory liabilities
Difference between gas retained and gas consumed in operations	$—	$1
Income tax related	2	2
Other	1	2
Total current regulatory liabilities (a)	3	5
Non-current regulatory liabilities
Postretirement benefits	17	13
Income tax related	55	57
Total non-current regulatory liabilities (b)	72	70
Total regulatory liabilities	$75	$75
_______________
(a)    Included in “Other current liabilities” on our accompanying Consolidated Balance Sheets.
(b)    Included in “Other long-term liabilities and deferred credits” on our accompanying Consolidated Balance Sheets.

Our significant regulatory assets and liabilities include:

Difference between gas retained and gas consumed in operations

Amounts reflect the value of the difference between the gas retained and consumed in our operations. Pursuant to our tariff, these amounts are expected to be recovered from or returned to our customers in subsequent periods.

Taxes on capitalized funds used during construction

Amounts represent the recovery of deferred income taxes on AFUDC Equity recognized during the time prior to 2007 when we were a taxable entity. These amounts are included in our tariff rates and are recovered over the depreciable lives of the assets to which they apply.

Unamortized loss on reacquired debt

Amounts represent the deferred and unamortized portion of loss on reacquired debt which is recovered in our rates. Amounts are amortized over the original life of the debt issue, or in the case of refinanced debt, over the life of the new debt issue.

Postretirement Benefits

Amounts represent unrecognized gains and losses related to our postretirement benefit plan.

Income tax related

Amounts represent the anticipated return to ratepayers of deferred income taxes as a result of the 2017 Tax Reform, which lowered the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. These amounts are amortized over the remaining depreciable lives of the assets to which they apply.

Regulatory Matters

Rate Case

On July 12, 2013, the FERC approved a comprehensive rate case settlement for SNG's general system-wide tariff rates, and we were required to file a new rate case for new storage and transportation tariff rates to go into effect September 1, 2018. In August 2017, we commenced pre-filing settlement negotiations with our customers to resolve the rate proceeding prior to filing a rate case with the FERC. On March 12, 2018, we filed a pre-filing settlement, which the FERC approved on May 30, 2018. New transportation, storage and park and loan tariff rates went into effect September 1, 2018, reflecting a 1% decrease in transportation and storage tariff rates. An additional 7% reduction to the transportation and storage rates became effective on September 1, 2019 for an overall reduction of 8% as compared to our pre-settlement rates. The settlement agreement and the resulting rates take into consideration the effects of the 2017 Tax Reform.

Interstate and Intrastate Natural Gas Pipelines; Rate Changes Relating to Federal Income Tax Rate – (Order No. 849).

In Order No. 849, issued July 18, 2018, (Docket No. RM18-11) , the FERC required interstate pipelines to make an informational filing on a new Form No. 501-G to collect information to evaluate the impact of the 2017 Tax Reform and the FERC's Revised Policy Statement on Treatment of Income Taxes (Docket No. PL 17-1-000) (Revised Tax Policy) regarding tax allowances for interstate and intrastate natural gas pipelines. Form No. 501-G is intended to be an abbreviated cost and revenue study to estimate the impact of the 2017 Tax Reform and Revised Tax Policy on the pipeline's cost of service and return on equity. On August 17, 2018, we and certain KMI affiliates and other unrelated parties jointly filed a request for rehearing of Order No. 849. On April 18, 2019, the FERC issued an order denying rehearing and reaffirming its determinations in Order No. 849. Due to our FERC approved settlement taking into consideration the effects of the 2017 Tax Reform, the FERC agreed in its October 29, 2018 order to waive our Form No. 501-G filing requirement.

Capital Payment Obligation

In December 2018, we placed into service an expansion of our pipeline system in Georgia under Docket No. CP17-46-000 (Fairburn Expansion Project), which provides additional firm transportation capacity of approximately 370,000 dekatherms per day in the Southeast market.  We paid $142 million for the purchase of a lateral, previously owned by Georgia Power, in January 2020. The purchase of the lateral is considered capital cost of the project.

9. Litigation, Environmental and Commitments

Legal Matters

We are party to various legal, regulatory and other matters arising from the day-to-day operations of our businesses that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

General

As of December 31, 2019 and 2018 we had less than $1 million and zero, respectively, accrued for our outstanding legal proceedings.

Environmental Matters

We are subject to environmental cleanup and enforcement actions from time to time. In particular, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

Louisiana Governmental Coastal Zone Erosion Litigation.

    Beginning in 2013, several parishes in Louisiana and the City of New Orleans filed separate lawsuits in state district courts in Louisiana against a number of oil and gas companies, including us. In these cases, the parishes and New Orleans, as plaintiffs, allege that certain of the defendants’ oil and gas exploration, production and transportation operations were conducted in violation of the State and Local Coastal Resources Management Act of 1978, as amended (SLCRMA). The plaintiffs allege the defendants’ operations caused substantial damage to the coastal waters of Louisiana and nearby lands, including marsh (Coastal Zone). The alleged damages include erosion of property within the Coastal Zone, and discharge of pollutants that are alleged to have adversely impacted the Coastal Zone, including plants and wildlife. The plaintiffs seek, among other relief, unspecified money damages, attorneys’ fees, interest, and payment of costs necessary to restore the affected Coastal Zone to its original condition. The Louisiana Department of Natural Resources (LDNR) and the Louisiana Attorney General (LAG) routinely intervene in these cases, and we expect the LDNR and LAG to intervene in any additional cases that may be filed. There are more than 40 of these cases pending in Louisiana against oil and gas companies, one of which is against us, as described further below.

On March 29, 2019, the City of New Orleans and Orleans Parish (collectively, Orleans) filed a petition for damages in the state district court for Orleans Parish, Louisiana against us and 10 other energy companies alleging that the defendants’ operations in Orleans Parish violated the SLCRMA and Louisiana law, and caused substantial damage to the Coastal Zone. Orleans seeks, among other relief, unspecified money damages, attorney fees, interest, and payment of costs necessary to restore the allegedly affected Coastal Zone to its original condition, including costs to remediate, restore, vegetate and detoxify the affected Coastal Zone property. On April 5, 2019, the case was removed to the U.S. District Court for the Eastern District of Louisiana. On May 28, 2019, Orleans moved to remand the case to the state district court. On January 30, 2020, the U.S. District Court ordered the case to be stayed and administratively closed pending the resolution of issues in a separate case to which we are not a party; Parish of Cameron vs. Auster Oil & Gas, Inc., pending in U.S. District Court for the Western District of Louisiana; after which either party may move to re-open the case. We will continue to vigorously defend this case. We are not able to reasonably estimate the extent of our liability at this time.

Louisiana Landowner Coastal Erosion Litigation.

Beginning in January 2015, several private landowners in Louisiana, as plaintiffs, filed separate lawsuits in state district courts in Louisiana against a number of oil and gas pipeline companies, including four cases against us. In these cases, the plaintiffs allege that defendants failed to properly maintain pipeline canals and canal banks on their property, which caused the canals to erode and widen and resulted in substantial land loss, including significant damage to the ecology and hydrology of the affected property, and damage to timber and wildlife. The plaintiffs allege that the defendants’ conduct constitutes a breach of the subject right of way agreements, is inconsistent with prudent operating practices, violates Louisiana law, and that defendants’ failure to maintain canals and canal banks constitutes negligence and trespass. The plaintiffs seek, among other relief, unspecified money damages, attorneys’ fees, interest, and payment of costs necessary to return the canals and canal banks to their as-built conditions and restore and remediate the affected property. The plaintiffs allege that the defendants are obligated to restore and remediate the affected property without regard to the value of the property. The plaintiffs also seek a declaration that the defendants are obligated to take steps to maintain canals and canal banks going forward. In one case filed by Vintage Assets, Inc. and several landowners against us and TGP, and another defendant that was tried in 2017 to the U.S. District Court for the Eastern District of Louisiana, $80 million was sought in money damages, including recovery of litigation costs, damages for trespass, and money damages associated with an alleged loss of natural resources and projected reconstruction cost of replacing or restoring wetlands. On May 4, 2018, the District Court entered a judgment dismissing the tort and negligence claims against all of the defendants, and dismissing certain of the contract claims against TGP. In ruling in favor of the plaintiffs on the remaining contract claims, the District Court ordered the defendants to pay $1,104 in money damages, and issued a permanent injunction ordering the defendants to restore a total of 9.6 acres of land and maintain certain canals at widths designated by the right of way agreements in effect. The Court stayed the judgment and the injunction pending appeal. The parties each filed a separate appeal to the U.S. Court of Appeals for the Fifth Circuit. On September 13, 2018, the third-party defendant filed a motion to vacate the judgment and dismiss all of the appeals for lack of subject matter jurisdiction. On October 2, 2018, the Court of Appeals dismissed the appeals and on April 17, 2019 the case was remanded to the state district court for Plaquemines Parish, Louisiana for further proceedings. The case is set for trial April 27, 2020. We will continue to vigorously defend these cases. We are not able to reasonably estimate the extent of our liability at this time.

General

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters set forth in this note, and other matters to which we and our subsidiary are a party, will not have a material adverse effect on our business, financial position, results of operations or cash flows. As of December 31, 2019 and 2018, we had less than $1 million accrued for our environmental matters.

Commitments

Capital Commitments

As of December 31, 2019, we have capital commitments of $3 million, which we expect to spend during 2020. We have other planned capital and investment projects that are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures.

Transportation Commitments

We have transportation commitments totaling $265 million as of December 31, 2019, which are primarily related to a transportation contract with our affiliate, Elba Express Company, L.L.C., which we expect to spend $25 million each year for the period from 2020 to 2024 and $140 million in total thereafter. Transportation expense with Elba Express for each of the years ended December 31, 2019 and 2018 was approximately $25 million, and is reflected in “Operations and maintenance” on our accompanying Consolidated Statements of Income.

Storage Commitments

We have storage capacity commitments totaling $11 million as of December 31, 2019, most of which are related to storage capacity contracts with our equity investee, Bear Creek, which we expect to spend during 2020. We expect annual renewal of this contract to occur into the foreseeable future. Storage expense with Bear Creek for each of the years ended December 31, 2019 and 2018 was approximately $13 million, and is reflected in “Operations and maintenance” on our accompanying Consolidated Statements of Income.

10. Recent Accounting Pronouncements

ASU No. 2018-14

On August 28, 2018, the FASB issued ASU No. 2018-14, “Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans.” This ASU amends existing annual disclosure requirements applicable to all employers that sponsor defined benefit pension and other postretirement plans by adding, removing, and clarifying certain disclosures. ASU No. 2018-14 will be effective for us for the fiscal year ending December 31, 2020, and earlier adoption is permitted. We are currently reviewing the effect of this ASU to our financial statements.